LEAD INVESTOR



Brace Young

The opportunity to invest in a focused media platform that is focusing on the massive need and interest globally on sustainability and technological innovation is huge. The value created and the need for content is exceptional. Fintech TV has already established a global brand in the short time it's been operating. That coupled with strong leadership from Vince Molinari and Kavita Gupta leads to a sweet spot of large unmet needs and strong vision and execution skills. The global focus on sustainability is growing exponentially.

Invested $10,000 this round & $200,000 previously